SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 01 November 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Update on 2023 Annual General Meeting vote dated 01 November 2023

Exhibit No: 99.1

1 November 2023

InterContinental Hotels Group PLC

Update on 2023 Annual General Meeting vote

At the InterContinental Hotels Groups PLC ("IHG") Annual General Meeting ("AGM") on 5 May 2023, resolution 2 (Directors' Remuneration Policy) received the support of 74.85% of shareholder votes, and resolution 3 (Directors' Remuneration Report 2022) received the support of 76.94% of shareholder votes.

The Directors' Remuneration Policy ("DRP") is on pages 10 to 26 of the 2023 Notice of Annual General Meeting: https://www.ihgplc.com/en/investors/shareholder-centre/agms-and-meetings. The Directors' Remuneration Report 2022 ("DRR") is on pages 114 to 136 of the Annual Report and Form 20-F 2022: https://www.ihgplc.com/en/investors/shareholder-centre/annual-reports-and-responsible-business-reports.

Prior to the DRP and DRR resolutions being put to shareholders at the 2023 AGM, the Remuneration Committee consulted extensively with shareholders and the major proxy agencies on the key features of the DRP and the decisions in relation to 2022 pay outcomes. The consultation included engaging with around 60% of the ownership of the Company. All of IHG's 10 largest shareholders on the register at that time voted in support of the DRP and DRR; of IHG's 25 largest holders at that time, there were only three who voted against the DRP and two against the DRR.

Following the AGM, the Board acknowledged that some shareholders had concerns with the DRP and DRR and committed to engaging with shareholders in relation to this. Since then, the current Chair of the Remuneration Committee, along with the incoming Remuneration Committee Chair (effective from 1 January 2024), have held follow-up conversations with seven major shareholders, as well as Institutional Shareholder Services ("ISS") and the Investment Association. This included shareholders that voted both for and against the DRP and DRR.

In those discussions, shareholder views in relation to the following matters, amongst others, were heard:

●             the DRP provision for the increase in maximum LTIP awards (by 150% of salary to 500% for CEO and US-based Executive Directors, and by 25% of salary to 300% for other Executive Directors); and

●             the use of positive discretion in relation to the Cash Flow measure in the 2020/22 Long Term Incentive Plan award on the basis of the reasoning set out in the DRR.

The Board recognises that a range of views exists across the shareholder base in relation to the pay of Executive Directors. The Board notes the 74.85% voting support level received on the DRP and 76.94% level on the DRR and continues to believe that the commercial rationale for the DRP changes is critical to the retention and development of global talent in order to drive the long-term success of the business.

The views expressed by shareholders, ISS and the Investment Association in the most recent round of consultations following the AGM will be taken into consideration as the Remuneration Committee continues to keep the DRP under ongoing review, and as it determines payments and awards to be made under the terms of the DRP.

The Board and the Remuneration Committee would like to thank shareholders and proxy agencies for their engagement and input in relation to this DRP and will continue to engage with shareholders in relation to Executive Director pay going forward.

ENDS

For further information, please contact:
Investor Relations	Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)	Joe Simpson (+44 (0)7976 862 072)
Media Relations	Neil Maidment (+44 (0)7970 668 250)	Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	01 November 2023